Exhibit 99.2

DUNDEE CORPORATION ANNOUNCES APPOINTMENT OF DIRECTORS

FOR IMMEDIATE RELEASE

Toronto, August 10, 2009 – Dundee Corporation (TSX: DC.A and DC.PR.A) (“Dundee” or the “Company”) and its Board of Directors (the “Board”) are pleased to announce the appointment of Michael J. Cooper and David J. Goodman to its Board.

Mr. Cooper is Managing Partner of Dundee Real Estate Asset Management (“DREAM”). He is also Vice Chairman and Chief Executive Officer of Dundee Real Estate Investment Trust (TSX: D.UN) and was previously a Vice President at Goodman & Company, Investment Counsel Ltd.  Mr. Cooper holds a law degree from the University of Western Ontario and received a Masters in Business Administration from York University in 1986.

Mr. Goodman is the President and Chief Executive Officer of DundeeWealth Inc. (TSX: DW).  He is also President and Chief Executive Officer of Goodman & Company, Investment Counsel Ltd., a leading division of DundeeWealth Inc.  Mr. Goodman earned his Bachelor of Commerce degree from McGill University in 1985, received his LL.B (cum laude) from the University of Ottawa in 1988 and his Chartered Financial Analyst designation in 1996.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $64 billion under management and administration.  Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 74% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ravensden Asset Management Inc. and DREAM.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ned Goodman President and Chief Executive Officer Dundee Corporation (416) 365-5665